October 5, 2007

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Physicians Service Group, Inc.
Form 10-Q for the Period Ended June 30, 2007
Filed August 17, 2007
File No. 0001-31434

Dear Mr. Rosenberg:

We are in receipt of your letter of September 26, 2007 concerning the above-referenced Form 10-Q. We acknowledge and appreciate the comments made in the two introductory paragraphs of your letter. Our responses are set forth below, following the applicable SEC Staff comment which we have repeated for ease of reference.

Form 10-Q – June 30, 2007

Financial Information

3.	Acquisition, page 8
1.

We note that the preliminary purchase price allocation provided in this note appears to record all assets and liabilities of API at the same balances as those recorded in the interim financial statements provided in Exhibit 99.2 of the amended Form 8-K filed on June 11, 2007. Please explain to us why you believe these balances based on a historical GAAP basis represent their fair values at the acquisition date. Specifically address the balances recorded for deferred policy acquisition costs, reinsurance recoverables, reserve for loss and loss adjustment expenses and unearned premiums and maintenance fees.

We did record a fair market value adjustment as reflected in Footnote 3, Acquisitions, as compared to the interim financial statements provided in Exhibit 99.2 of the amended Form 8-K filed on June 11, 2007. We adjusted Other Invested Assets for a structured annuity that was initially valued with an interest rate of 8.1% and was revalued

1301 S. CAPITAL OF TEXAS HIGHWAY SUITE C 300 AUSTIN, TX 78746 PHONE: (512) 328-0888 FAX: (512) 314-4398

Mr. Jim B. Rosenberg

October 5, 2007

at the acquisition date using a more current interest rate of 5.35%. This resulted in an increase in Other Invested Assets by $505,000 and a corresponding adjustment to Deferred Tax Liability of $177,000 for the difference between the assigned value and the tax basis of the of the recognized asset acquired in a business combination in accordance with paragraph 30 of SFAS 109, Accounting for Income Taxes. Additionally, in Management’s evaluation of SFAS 141, Accounting for Business Combinations, Paragraph 37, it was determined that the remaining assets acquired and liabilities assumed in this business combination were properly reflected at their fair market value at the date of acquisition. API’s largest asset is its fixed maturity investment securities and these were already reflected at fair value at the date of acquisition.

Unlike some other property and casualty insurance products and life insurance products, the medical professional liability insurance policies we offer are written for only a one-year policy period. Thus, the short term nature of the policy makes deferred policy acquisition costs (DAC) and unearned premium and maintenance fees (unearned premiums) short term items that are amortized and recognized over a one-year period. This short time frame means that historical GAAP basis appropriately reflect fair value at the date of acquisition. In other words, DAC represents a prepaid asset and unearned premiums represent a deferred revenue liability with short-term life versus more long-term tangible assets like property, plant and equipment; or long-term liabilities such as notes payable/debt, that are traditionally more susceptible to revaluation at the date of acquisition. Revaluing a short-term asset or liability like DAC or unearned premiums would distort our income from continuing operations over the course of the next year.

The other, longer-term items that you inquired about, reinsurance recoverables and reserves for loss and loss adjustment expenses, are estimates that are subject to frequent review by external experts experienced in actuarial analysis. We continually review and update the data underlying the estimation of the loss and loss adjustment expense reserves and reinsurance recoverables and make adjustments that we believe are warranted by the emerging data. Any adjustments to reserves and reinsurance recoverables that are considered necessary are reflected in the results of operations in the period the estimates are changed. As such, we believe the amount recorded for these balances represents the fair value at the acquisition date.

2.

Tell us what is meant by the disclosure “the allocation has been reviewed but not audited by our outside auditor and will not be final until the audit of the 2007 financial results.” Tell us what information you have arranged to obtain regarding preacquisition contingencies and whether that information is known to be available or obtainable. Refer to paragraph 40 of SFAS 141. Also, since you indicate the “allocation has been reviewed...by our outside auditors,” tell us why you have not provided their review report as required by rule 10-01(d) of Regulation S-X.

Mr. Jim B. Rosenberg

October 5, 2007

We were attempting to make it clear that the purchase entries had not been audited and remained subject to audit at the end of 2007. There are no preacquisition contingencies related to the purchase price. In retrospect, we did not intend to use the word “review” in the context of rule 10-01(d) of Regulation S-X, but were merely emphasizing that no audit had been performed. We will correct the wording accordingly in our third quarter Form 10-Q and utilize appropriate terminology thereafter.

In accordance with the request contained in your comment letter, American Physicians Service Group, Inc. (“APS”) acknowledges that:

o	APS is responsible for the adequacy and accuracy of the disclosure in the Form 10-Q filed by APS for the period ended June 30, 2007 (the “Filing”);
o

SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking action with respect to the Filing; and

o	APS may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or our responses to your comments, please do not hesitate to contact me at (512) 314-4309.

Very truly yours,
/s/ Timothy L. LaFrey
Timothy L. LaFrey, President

TLL/lbw

C:	Mr. Kenneth S. Shifrin
Chairman and Chief Executive Officer
American Physicians Service Group, Inc.
1301 S. Capital of Texas Highway, Suite C-300
Austin, TX 78746-6550